Sentage Holdings Inc.

September 28, 2020

VIA EDGAR

Mr. William Schroeder

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sentage Holdings Inc. Draft Registration Statement (“DRS”) No. 3 on Form F-1 Submitted August 3, 2020 CIK No. 0001810467

Dear Mr. Schroeder:

Sentage Holdings Inc. (the “Company”, “Sentage,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 18, 2020 regarding its DRS No.3 on Form F-1 (the “Registration Statement”) confidentially submitted on August 3, 2020. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 is being filed confidentially to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Corporate History and Structure, page 55

2. We note that Sentage Hongkong Limited is incorporated in Hong Kong. Please tell us whether the recently enacted Hong Kong national security law may impact your business or corporate structure as it relates to Sentage HK. If so, please add disclosure about the new law, its potential impact on your business, and any related risks, as applicable.

Response: The Company respectfully informs the Staff that the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) does not impact its business or corporate structure as it relates to Sentage Hongkong Limited (“Sentage HK”). The Hong Kong National Security Law, which came into effect on June 30, 2020, aims at banning subversive political activities with foreign forces and ensuring China's national security. Sentage HK’s sole business is to provide the Company with technical support, intellectual property services, and other management services on an exclusive basis. Sentage HK is not involved in any political activities and therefore the Company believes that the Hong Kong National Security Law does not impact its current business or corporate structure.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiaoling Lu
Qiaoling Lu
CEO
cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC